[Reference Translation]

August 4, 2026

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Kenta Kon, President

(Code Number: 7203

Prime of Tokyo Stock Exchange and

Premier of Nagoya Stock Exchange)

Name and Title of Contact Person:

Yoshihide Moriyama, General Manager,

Capital Strategy & Affiliated Companies Finance Div.

(Telephone Number: 0565-28-2121)

Notice Concerning the Determination of Matters Relating to

the Repurchase of Shares of our Common Stock and the Retirement of Treasury Stock

(Repurchase of Shares under Articles of Incorporation pursuant to Article 165, Paragraph 2 of the

Companies Act of Japan and Retirement of Treasury Stock pursuant to Article 178 of said Act)

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the Board of Directors held on August 4, 2026 to repurchase shares of its common stock pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act and to retire its treasury stock pursuant to Article 178 of the Companies Act.

1.	Reason for repurchasing shares

To improve capital efficiency by carrying out flexible share repurchases in light of the market’s valuations and current price level of TMC’s common stock.

2.	Details of matters relating to repurchase

	(1)	Class of shares to be repurchased	Shares of common stock of TMC

	(2)	Total number of shares to be repurchased	500 million shares (maximum) (Represents 4.22% of the total number of issued shares (excluding treasury stock))

	(3)	Total purchase price for repurchase of shares	JPY 1,000 billion (maximum)

	(4)	Period of repurchase	From August 5, 2026 to August 4, 2027

	(5)	Method of repurchase	Open market purchases

3.	Details of matters relating to the retirement of treasury stock

	(1)	Class of shares to be retired	Shares of common stock of TMC

	(2)	Total number of shares to be retired	200 million shares

(Represents 1.37% of the total number of issued shares before retirement)

(3)	Scheduled date of the retirement	The last day of the fiscal quarter in which the completion date of the share repurchase described above falls.

(We will announce the scheduled date of the retirement once the share repurchase has been completed and the scheduled date of the retirement has been fixed.)

(References) Number of treasury stock as of June 30, 2026

Total number of issued shares (excluding treasury stock) :	11,842,234,260 shares

Total number of treasury stock :	2,752,753,200 shares

(Note that the number of treasury stock stated above does not include the shares of TMC held by the ESOP (employee stock ownership plan) trust used for TMC’s share-based compensation plan.)

-End-